Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Genworth Financial, Inc.:

We consent to the use of our reports with respect to the statement of financial position of Genworth Financial, Inc. as of December 31, 2004 and 2003, and the related statements of earnings, stockholders’ interest, and cash flows for each of the years in the three-year period ended December 31, 2004, and the related financial statement schedules, included herein, and to the reference to our firm under the headings “Selected Historical and Pro Forma Financial Information” and “Experts” in the prospectus. Our reports dated February 11, 2005, refer to a change in accounting for certain nontraditional long-duration contracts and for separate accounts in 2004, variable interest entities in 2003, and goodwill and other intangible assets in 2002.

/s/ KPMG LLP

Richmond, Virginia

March 21, 2005